Q2 FY 2015 Conference Call
NetScout
October 16, 2014
Filed by NetScout Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: NetScout Systems, Inc.
(Commission File No. 000-26251)
The following is a copy of slide deck presented during an investor conference call and web cast hosted by NetScout Systems, Inc. on October 16, 2014.

NetScout Systems Confidential

Agenda
•
Introduction & Safe Harbor
– Andrew Kramer, Vice President of Investor Relations
•
CEO Perspective
– Anil Singhal, President and CEO
•
COO Update: Customer Use Cases & Business Initiatives
– Michael Szabados, Chief Operating Officer
•
Financial Review and Fiscal Year 2015 Outlook
– Jean Bua, SVP and CFO

NetScout Systems Confidential

Additional Information and Where You Can Find It
NetScout will file a Registration Statement on Form S-4 containing a proxy statement/prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by
NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice
President of Investor Relations, by telephone at 978-614-4000, by email at
ir@netscout.com,
or
by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.
This communication is not a solicitation of a proxy from any security holder of NetScout.
However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the
SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at
www.sec.gov.

NetScout Systems Confidential

Safe Harbor & Non-GAAP Financial Metrics
Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the
Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements, including without limitation, our financial guidance for fiscal year 2015 and the anticipated timing, terms or benefits of the proposed transaction involving NetScout’s acquisition of communications business lines of Danaher Corporation, constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements, including those related to the company’s confidence in its strategic guidance and the timing associated with completing the acquisition of Danaher’s Communications business. Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees;
slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, NetScout’s relationships with strategic partners; dependence upon broad-based acceptance of NetScout’s network performance management solutions; NetScout’s ability to achieve and maintain a high rate of growth, introduction and market acceptance of new products and product enhancements; the ability of NetScout to take advantage of service provider opportunities; competitive pricing pressures; reliance on sole source suppliers; successful expansion and management of direct and indirect distribution channels; and dependence on proprietary technology and the ability of NetScout to successfully integrate Accanto Systems and
ONPATH Technologies, and achieve operational efficiencies. For a more detailed description of the risk factors associated with NetScout, please refer to
NetScout’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
This presentation makes reference to certain non-GAAP measures such as non-GAAP revenue and non-GAAP earnings per share.  These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with
GAAP (revenue, net income and diluted net income per share), and may have limitations in that they do not reflect all of NetScout’s results of operations as determined in accordance with GAAP.  These non-GAAP measures should only be used to evaluate NetScout’s results of operations in conjunction with the corresponding GAAP measures.  The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP. NetScout believes these non-GAAP financial measures will enhance the reader’s overall understanding of
NetScout’s current financial performance and NetScout's prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how the Company plans and measures its own business.  NetScout believes that providing these non-GAAP measures affords investors a view of NetScout’s operating results that may be more easily compared to peer companies and also enables investors to consider NetScout’s operating results on both a GAAP and non-GAAP basis during and following the integration period of NetScout’s acquisitions.
Presenting the GAAP measures on their own would not be indicative of NetScout’s core operating results.   Furthermore, NetScout believes that the
presentation of non-GAAP measures when shown in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to its financial condition and results of operations. NetScout management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions.  These non-GAAP measures are among the primary factors that management uses in planning and forecasting.  The reconciliation of these non-GAAP metrics to the comparable
GAAP metrics are set forth in the accompanying tables in the index of this presentation and are available on our website at
Forward Looking Statements:
Regulation G Disclosure:
http://ir.netscout.com.

CEO Perspective Anil Singhal Co-Founder, President and CEO NetScout Systems Confidential 5

Q2 FY 2015

Revenue
92.1
12%
103.6

EPS
$0.34
18%
$0.40

1H FY 2015

Revenue
173.9
21%
211.5

EPS
$0.55
38%
$0.76

(Non-GAAP, in millions except EPS)

NetScout Systems Confidential

NetScout Highlights
•
Very strong Q2
•
Reaffirm FY15 guidance
– Revenue of $450m-$465m
– Non-GAAP EPS of $1.74 per
share to $1.81 per share
•
Acquisition of Danaher’s
Communications Business
Financial Highlights

NetScout Systems Confidential

4 Key Questions about NetScout’s Acquisition of
Danaher’s Communication Business
1. What is the growth profile of the businesses being
acquired?
2. How do Tektronix and NetScout businesses
complement each other?
3. Are we biting off too much?
4. What synergies are possible?
Understanding the unique benefits of this acquisition.
Understanding the unique benefits of this acquisition.

NetScout Systems Confidential

1a. Danaher’s Communications Business
•
Track record of growth
•
Targeting markets
currently growing in the
mid-single digit to low
double digit range
•
Each business is
profitable with upside
Better Access to Service Providers
Jump Starting our Cyber Security Initiative
Broader Access  in Enterprise
• HQ: Plano, Texas
• Leading provider of SP network monitoring solutions
• 125+ SP customers
• 4,000+ probes deployed worldwide, monitoring  500,000+ calls per second
• HQ: Burlington, MA
• Leading provider of network DDoS attack detection and
mitigation for SP and Enterprise networks
• 300+ SP customers
• Analyzes over 80TB/second of traffic worldwide
• HQ: Everett, WA
• Leading provider of network deployment and installation tools for SP and Enterprise installers
• 1,000s of customers

NetScout Systems Confidential

1b. A Closer Look
~50% of total revenue
~25% of total revenue
~25% of total revenue
• It has consistently performed in the high-single digit revenue growth range.
• A challenging 2014
• Orders have turned positive
• A growth outlook for 2015 with product revenue anticipated to reach the upper single digit growth rates
• Track record of generating low double-digit growth since acquisition by Danaher in mid-2010
• Strong base of both service provider and enterprise customers
• We believe that Arbor’s product revenue will grow in the combined business around the mid-teens
• Complementary to NetScout
• Reported overall growth in the mid to upper single digits
• Product revenue positioned for continued growth in the mid to upper single digits over the coming years

NetScout Systems Confidential

2. Top-line synergy and opportunities
•
Primary capabilities of Tektronix Communications
(troubleshooting) and NetScout (monitoring) are very
complementary and both are needed by service provider
– Better positioned for future technology turns with a broader range of service providers
•
Extend our reach into new, higher growth adjacent
markets
– Cyber Intelligence and Radio Access Networks, WiFi, BI
•
Expanding our customer base and geographic footprint
– Opportunity with Fluke in the mid-tier of the market with
complementary vertical focus (SAS, Cloud, WiFi)
– International distribution channels

NetScout Systems Confidential

3. Are we biting off more than we can chew?
•
No!
•
Proven experience in successfully integrating the
transformative acquisition of Network General, which created an industry leader while assuring customer continuity
•
Proven experience in integrating small technology acquisitions
(five in the past 3 years)
•
Proven productivity and superior execution with R&D
distributed across 8 development centers and 5 time zones
•
Talent retention, product integration and improved performance
•
Compatible cultures with the Danaher Communications
business
•
Jim Lico, EVP of Danaher and responsible for Communications
business, to join NetScout’s Board of Directors

NetScout Systems Confidential

4. Operating Synergies
•
Meaningful synergies, in conjunction with anticipated revenue growth, will help us drive profitability substantially higher, particularly as we move out of year 1 and into year 2
•
Deal is accretive in the first full year of operation
•
Gross margin upside: leverage our purchasing power and extend our proven manufacturing techniques to improve product gross margin by a few percentage points over the next few years
•
Operational synergies arising from using common infrastructure platforms, and by eliminating or reducing expenses associated with programs and capabilities already in place
•
Initial estimate is to identify, remove and begin realizing synergies of about 5 percent on the 900 million dollars within the combined cost base of both organizations
•
Expect to realize the full effect of those initial actions in the second year of operations, while also exploring the potential to improve upon that as we more closely examine how to best align our go-to-market and related support programs and initiatives
•
Does not include any potential tax savings that we can realize moving forward after the acquisition closes

NetScout Systems Confidential 13 COO Update Michael Szabados Chief Operating Officer

Financial Review Fiscal Year 2015 Outlook Jean Bua SVP and Chief Financial Officer NetScout Systems Confidential 14

NetScout Systems Confidential

Q2 FY 2015 Income Statement
(in millions except for EPS)
Q2 FY'15
% Change
over Prior
Year
Q2 FY'15
% Change
over Prior
Year
Total Revenue $103.6 12% $103.6 12%
Product Revenue $58.0 11% $58.0 11%
Service Revenue $45.6 14% $45.6 15%
Gross Profit $83.3 13% $82.0 13%
% 80.4% 79.2%
Operating Income $26.9 19% $18.6 17%
% 26.0% 18.0%
Net Income $16.6 16% $11.2 14%
EPS $0.40 18% $0.27 13%
NON-GAAP GAAP

Gross Profit
78.6%
79.2%
13% Growth
$72.4
$82.0
Q2 FY'14
Q2 FY'15

Operating Income
17.2%
18.0%
17% Growth
$15.9
$18.6
Q2 FY'14
Q2 FY'15

Net Income
10.7%
10.8%
14% Growth
$9.9
$11.2
Q2 FY'14
Q2 FY'15

Gross Profit
79.9%
80.4%
13% Growth
$73.7
$83.3
Q2 FY'14
Q2 FY'15

Operating Income
24.5%
26.0%
19% Growth
$22.6
$26.9
Q2 FY'14
Q2 FY'15

Net Income
15.5%
16.0%
16% Growth
$14.3
$16.6
Q2 FY'14
Q2 FY'15

NetScout Systems Confidential 16 NetScout Q2 FY 2015 Growth (in millions) Non-GAAP GAAP

NetScout Systems Confidential

1H FY 2015 Income Statement
(in millions except for EPS)
NON-GAAP GAAP
1H FY'15
% Change
over Prior
Year
1H FY'15
% Change
over Prior
Year
Total Revenue $211.5 21% $211.5 22%
Product Revenue $122.3 28% $122.3 28%
Service Revenue $89.2 13% $89.1 13%
Gross Profit $169.8 22% $167.3 22%
% 80.3% 79.1%
Operating Income $52.2 42% $38.2 54%
% 24.7% 18.1%
Net Income $31.8 39% $22.7 50%
EPS $0.76 38% $0.54 50%

NetScout Systems Confidential

1H FY 2015 Product Revenue Composition
(Non-GAAP, in millions)
1H FY’15
% Change
over Prior
Year
Total Revenue $211.5 21%
Product Revenue $122.3 28%
Service Revenue $89.2 13%
1H FY'15 Product Revenue
1H FY'14 Product Revenue
42%
13%
45% 50% 39%
11%
Service Providers Government Enterprise General Enterprise

NetScout Systems Confidential

1H FY’15
% Change
over Prior
Year
Total Revenue $211.5 21%
Product Revenue $122.3 28%
Service Revenue $89.2 13%
1H FY 2015 Product Revenue Growth by Sector
(Non-GAAP, in millions)
53%
12%
7%
24%
49%
-3%
0
20
40
60
80
100
120
1H FY'15 1H FY'14
Product Revenue and Growth
Government Enterprise General Enterprise Service Providers

NetScout Systems Confidential

1H FY 2015 Total Revenue Composition
(Non-GAAP, in millions)
1H FY’15
% Change
over Prior
Year
Total Revenue $211.5 21%
Product Revenue $122.3 28%
Service Revenue $89.2 13%
Service Providers Government Enterprise General Enterprise
40%
14%
46%
1H FY'15 Total Revenue
34%
13%
53%
1H FY'14 Total Revenue

NetScout Systems Confidential

1H FY’15
% Change
over Prior
Year
Total Revenue $211.5 21%
Product Revenue $122.3 28%
Service Revenue $89.2 13%
1H FY 2015 Total Revenue Growth by Sector
(Non-GAAP, in millions)
34%
0%
5%
14%
42%
3%
0
20

1H FY'15 1H FY'14
Total Revenue and Growth
Government Enterprise General Enterprise Service Providers

NetScout Systems Confidential

1H FY 2015 Revenue by Geography
(GAAP, in millions)
1H FY ’15
% Change
over Prior
Year
Total Revenue $211.5 22%
United States $165.4 28%
International $46.1 4%
Europe $20.0 -7%
Asia
$11.4 6%
Rest of World $14.7 23%
1H FY'15
1H FY'14
78% 22%
5%
7%
10%
75% 25%
6%
12%
7%
United States Europe Asia Rest of World

NetScout Systems Confidential

Balance Sheet Highlights & Free Cash Flow
(in millions)
Ending
Balance
Sheet
Q2 FY ’15
Ending
Balance
Sheet
FY ’14
% Change
over Prior
Year
Cash and Securities
$217.3 $218.8
-1%
Accounts Receivables
$49.8 $60.5
-18%
Inventories $14.5 $12.6 15%
Total Debt
$0.0 $0.0
0%
Total Deferred
Revenue
$117.6 $133.9
-12%
Total Stockholders’
Equity
$412.6 $409.2
1%
Total Liquidity > $465 million
($ in millions)
1H FY'15
Operating Cash Flow 29.0 $
Purchase of Fixed Assets & Intangible Assets (4.1) $
Free Cash Flow 24.9 $
Free Cash Flow

NetScout Systems Confidential

Guidance – FY 2015
(in millions except for EPS)
GAAP
Low High
Revenue $450 $465
EPS $1.32 $1.39
EPS Increase from
Prior Year
13% 19%
Product revenue growth:
18% - 23%
7%
13%
13 - 17%
14%
$450 - $465
290
309
352
397

FY '11 FY '12 FY '13 FY '14 FY '15
Non-GAAP Revenue ($MM)
$1.04
$1.10
$1.32
$1.53
FY '11 FY '12 FY '13 FY '14 FY '15
Non-GAAP EPS (Non-GAAP)
20%
14 - 18%
16%
6%
$1.74 - $1.81
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00

NetScout Systems Confidential

GAAP Reconciliation: Net Income
•
For fiscal year
2015,
the non-GAAP net income per diluted share
expectation excludes forecasted share-based compensation
expenses of approximately $17.0 million, estimated amortization of acquired intangible assets of approximately $7.1 million,
compensation for post combination services of approximately $1.2 million, business development expenses of approximately $1.5 million, and the related impact of these adjustments on the provision for income taxes of $9.2 million.

Thank You

NetScout Systems Confidential

Add GAAP to Non-GAAP Reconciliation
NetScout Systems, Inc.
Reconciliation of Current GAAP to Current and Historical Non-GAAP Financial Measures
(In thousands, except per share data)
Three Months Ended
June 30,
2014 2013 2014 2014 2013
GAAP Revenue 103,599 $                       92,097 $                        107,852 $                        211,451 $                     173,902 $
   Deferred revenue fair value adjustment -                                  139                                18                                    18                                 279
Non-GAAP Revenue 103,599 $                       92,236 $                        107,870 $                        211,469 $                     174,181 $
GAAP Gross profit 82,004 $                         72,393 $                        85,256 $                          167,260 $                     137,276 $
   Deferred revenue fair value adjustment -                                  139                                18                                    18                                 279
   Share-based compensation expense (1) 407                                 294                                288                                  695                               484
   Amortization of acquired intangible assets (2) 923                                 824                                934                                  1,857                            1,643
   Compensation for post combination services (4) 9                                     9                                    8                                      17                                 17
Non-GAAP Gross profit 83,343 $                         73,659 $                        86,504 $                          169,847 $                     139,699 $
GAAP Income from operations 18,644 $                         15,882 $                        19,602 $                          38,246 $                       24,765 $
   Deferred revenue fair value adjustment -                                  139                                18                                    18                                 279
   Share-based compensation expense (1) 4,495                              3,930                             3,302                               7,797                            6,742
   Amortization of acquired intangible assets (2) 1,779                              1,681                             1,796                               3,575                            3,354
   Business development and integration expense (3) 1,477                              234                                -                                  1,477                            404
   Compensation for post combination services (4) 545                                 711                                536                                  1,081                            1,155
Non-GAAP Income from operations 26,940 $                         22,577 $                        25,254 $                          52,194 $                       36,699 $
GAAP Net income 11,233 $                         9,883 $                          11,476 $                          22,709 $                       15,136 $
   Deferred revenue fair value adjustment -                                  139                                18                                    18                                 279
   Share-based compensation expense (1) 4,495                              3,930                             3,302                               7,797                            6,742
   Amortization of acquired intangible assets (2) 1,779                              1,681                             1,796                               3,575                            3,354
   Business development and integration expense (3) 1,477                              234                                -                                  1,477                            404
   Compensation for post combination services (4) 545                                 711                                536                                  1,081                            1,155
   Income tax adjustments (5) (2,908)                             (2,308)                            (1,910)                             (4,818)                           (4,093)
Non-GAAP Net income 16,621 $                         14,270 $                        15,218 $                          31,839 $                       22,977 $
GAAP Diluted Net income per share 0.27 $                             0.24 $                            0.27 $                              0.54 $                           0.36 $
   Share impact of non-GAAP adjustments identified above 0.13                                0.10                               0.09                                 0.22                              0.19
Non-GAAP Diluted net income per share 0.40 $                             0.34 $                            0.36 $                              0.76 $                           0.55 $
     Shares used in computing non-GAAP diluted net income per share 41,652                            41,950                           41,808                             41,732                          42,004
(1) Share-based compensation expense included in these amounts is as follows:
    Cost of product revenue 93 $                                68 $                               60 $                                 153 $                            112 $
    Cost of service revenue 314                                 226                                228                                  542                               372
    Research and development 1,490                              1,263                             1,026                               2,516                            2,159
    Sales and marketing 1,235                              1,163                             963                                  2,198                            2,008
    General and administrative 1,363                              1,210                             1,025                               2,388                            2,091
   Total share-based compensation expense 4,495 $                           3,930 $                          3,302 $                            7,797 $                         6,742 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
     Cost of product revenue 923 $                              824 $                             934 $                               1,857 $                         1,643 $
     Operating expenses 856                                 857                                862                                  1,718                            1,711
   Total amortization expense 1,779 $                           1,681 $                          1,796 $                            3,575 $                         3,354 $
(3) Business development and integration expense included in these amounts is as follows:
General and administrative 1,477                              234                                -                                  1,477                            404
    Total business development and integration expense 1,477 $                           234 $                             - $                               1,477 $                         404 $
Three Months Ended Six Months Ended
September 30, September 30,